Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE APPOINTMENT OF DIRECTOR BY CAPITAL GP L.L.C.

ATHENS, GREECE, October 2, 2023 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that Capital GP L.L.C., its general partner (the “General Partner”), has appointed Mr. Atsunori Kozuki to act as a member of the Board of Directors of the Partnership appointed by the General Partner in accordance with the provisions of the agreement of limited partnership of the Partnership, effective October 2, 2023.

Brief Biography of Mr. Kozuki

Mr. Kozuki served as Principal Project Developer and previously as General Manager for INPEX Corporation, in charge of LNG business development and marketing. Mr. Kozuki has more than 34 years of experience in LNG business development, including shipping. He started his career as Project Developer and then Project Manager for Nissho Iwai Corporation, where he developed new LNG projects between 1982 and 2002. From 1987 to 1990, he was part of the team that established an LNG Joint Venture with Pertamina. Before joining INPEX Corporation, Mr. Kozuki served from 2002 to 2003 as Executive Director and Officer of Nippon Colin Corporation and from 2003 to 2009 as a Director at Johnson & Johnson K.K., in charge of new business development and R&D in the medical sector. Mr. Kozuki holds an MSIA and an MBA from the Carnegie Mellon University School of Business and a B.A. degree in Economics from Keio University.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 23 vessels, including seven latest generation LNG carriers, 12 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel, which the Partnership has agreed to sell.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2022, filed on April 26, 2023. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.